Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2003 THIRD QUARTER AND YEAR TO DATE RESULTS

Monday, November 3, 2003, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the third quarter ended September 30, 2003. Sales were $1,069 million for the third quarter ended 2003 up 15% as compared to $932 million for the third quarter ended September 30, 2002. Diluted earnings per share for the third quarter ended September 30, 2003 were $0.16 as compared to diluted earnings per share of $0.25 for the third quarter ended September 30, 2002.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	THREE MONTH PERIODS ENDED SEPTEMBER 30,		NINE MONTH PERIODS ENDED SEPTEMBER 30,
	(Unaudited)		(Unaudited)

	2003	2002	2003	2002

Sales	$1,069.1	$931.6	$3,232.9	$2,806.9
Operating income	$20.0	$26.6	$90.1	$106.4
Net income	$8.3	$12.9	$41.8	$52.3
Diluted earnings per share	$0.16	$0.25	$0.80	$0.96

Sales increased $137.5 million to $1,069.1 million for the three month period ended September 30, 2003. Approximately $72 million, or 52%, of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British Pound relative to the U.S. dollar.

North American production sales grew to $593.6 million in the third quarter of 2003 compared to $523.3 million in the third quarter of 2002 as a result of the positive impact of higher North American average dollar content per vehicle and the strengthening of the Canadian dollar, offset by lower production volumes. North American light vehicle production volumes decreased approximately  3% to 3.7 million units for the three month period ended September 30, 2003 as compared to 3.8 million units for the three month period ended September 30, 2002. North American average dollar content per vehicle increased 19% to $162 for the third quarter of 2003 compared to $136 for the third quarter of 2002. New products that contributed to this increase included the Company's complete seats, headliner and interior trim for the Ford Freestar and the Mercury Monterey, the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, the complete seats for the Chrysler Pacifica launched during the first quarter of 2003, and the complete seats and overhead system for the Saturn ION launched in the fourth quarter of 2002.

Western European production sales increased to $366.6 million for the third quarter of 2003 compared to $311.1 million for the third quarter of 2002 as a result of growth in the Western European average dollar content per vehicle and the positive impact related to the strengthening of the euro and British Pound. Western European vehicle production volumes remained relatively flat at approximately 3.6 million units for the three month periods ended September 30, 2003 and 2002. Western European average dollar content per vehicle increased 15% to $100 for the third quarter of 2003 compared to $87 for the third quarter of 2002. New products that contributed to this increase included the instrument panel, console, door panels and other interior trim for the BMW 6 Series and new products launched in the first quarter of 2003 and the fourth quarter of 2002 including the instrument panel, console and door panels for the new Jaguar XJ Series, door panels for the Toyota Avensis and cockpit module for the Nissan Micra.

Consolidated tooling and engineering sales for the three month period ended September 30, 2003 increased by 12% to $108.9 from $97.2 million for the three month period ended September 30, 2002.

Operating income for the third quarter of 2003 declined to $20.0 million compared to $26.6 million for the third quarter of 2002. Operating income was adversely impacted by higher than expected launch costs on significant new business that commenced production during the third quarter. Other factors contributing to the lower operating income included higher costs associated with new facilities launching new products during the second half of 2003 and early in the first quarter of 2004, lower North American vehicle production volumes, customer price reductions, the adverse impact of the strengthening euro on operating losses at certain European operations and higher selling, general and administrative expenses associated with the increased sales.

Cash generated from operations before changes in working capital during the third quarter of fiscal 2003 was $37.1 million. Cash invested in working capital of $95.9 million, including amounts for new product launches, resulted in cash used in operating activities of $58.8 million. Investment activities during the third quarter of 2003 were $35.0 million resulting in a net use of cash before financing activities of $93.8 million for the quarter.

Diluted earnings per share was $0.16 for the three month period ended September 30, 2003, compared to diluted earnings per share of $0.25 for the three month period ended September 30, 2002.

Commenting on the third quarter results, Don Walker, the Company's President and Chief Executive Officer, stated "During the third quarter, we launched a significant number of new products, primarily in North America. Although the costs associated with these launches exceeded our expectations, we remain confident that the incremental sales associated with these new products will result in higher profitability in 2004".

Intier Automotive's Board of Directors declared a dividend in respect of the third quarter of 2003 of US$0.10 per share on the Class A Subordinate Voting and Class B Shares payable on or after December 15, 2003 to shareholders of record on November 28, 2003. The Board also declared a dividend of US$2,763,125 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after December 31, 2003 to holders of the Convertible Series Preferred Shares of record on November 28, 2003.

2003 OUTLOOK

For the full year, North American light vehicle production volumes are expected to decrease to approximately 15.9 million units from 16.3 million units in 2002. Western Europe production volumes are expected to decrease to approximately 16.0 million units compared to 16.3 million units in 2002. Full year average content per vehicle is expected to increase 16% to 18% in North America and 24% to 26% in Western Europe for the full year 2003 compared to 2002. Based on these production volume estimates, product mix and foreign exchange rate assumptions and tooling and engineering sales estimates, 2003 total sales are expected to be between $4.40 billion and $4.45 billion.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 23,800 employees at 68 manufacturing facilities, and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the third quarter results and other developments on Tuesday, November 4, 2003 at 9:00 a.m. EST (Toronto Time). The number to use for this call is 1-800-298-3006. Overseas callers should use 416-641-6690. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 and 416-626-4100 (reservation number is 21163946). The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at September 30, 2003	As at December 31, 2002

	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$205.9	$241.3
Accounts receivable	740.2	579.9
Inventories	364.7	261.7
Prepaid expenses and other	32.5	27.8
Income taxes receivable	2.6	5.5

	1,345.9	1,116.2

Fixed assets, net	521.3	478.1

Goodwill	110.2	100.7

Future tax assets	75.4	75.5

Other assets	19.9	11.3

	$2,072.7	$1,781.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$83.8	$48.6
Accounts payable	800.2	658.0
Accrued salaries and wages	71.6	74.3
Other accrued liabilities	78.0	50.2
Long-term debt due within one year	4.1	4.2
Series 1 Convertible Series Preferred Shares (note 9)	106.9	-

	1,144.6	835.3

Long-term debt	32.2	31.8

Other long-term liabilities	32.3	25.6

Convertible Series Preferred Shares (note 9)	104.6	206.2

Future tax liabilities	38.5	38.0

Minority interest	1.1	0.9

Shareholders' equity:
Convertible Series Preferred Shares (note 6)	14.3	22.0
Class A Subordinate Voting Shares (note 6)	83.8	71.8
Class B Shares (note 6)	495.8	495.8
Retained earnings	45.7	17.2
Currency translation adjustment	79.8	37.2

	719.4	644.0

	$2,072.7	$1,781.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month periods ended September 30,		Nine month periods ended September 30,

	2003	2002	2003	2002

	(Unaudited)		(Unaudited)
Sales	$1,069.1	$931.6	$3,232.9	$2,806.9

Cost of goods sold	950.4	819.5	2,851.5	2,448.7
Depreciation and amortization	26.1	22.5	73.7	64.1
Selling, general and administrative	57.4	48.8	169.0	144.4
Affiliation and social fees	15.2	14.2	48.6	43.3

Operating income	20.0	26.6	90.1	106.4
Interest expense (income), net	0.3	(1.2)	1.0	(0.6)
Amortization of discount on Convertible Series Preferred Shares	3.1	2.9	9.1	8.6
Equity loss	0.3	-	0.1	-

Income before income taxes and minority interest	16.3	24.9	79.9	98.4
Income taxes	8.1	11.7	37.8	46.2
Minority interest	(0.1)	0.3	0.3	(0.1)

Net income	$8.3	$12.9	$41.8	$52.3

Financing charge on Convertible Series Preferred Shares	0.3	0.5	0.9	1.3

Net income attributable to Class A Subordinate Voting and Class B Shares	8.0	12.4	40.9	51.0
Retained earnings, beginning of period	42.7	14.0	17.2	15.9
Adjustment for change in accounting policy for goodwill (note 4)	-	-	-	(35.7)
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(2.4)	(12.4)	(7.2)

Retained earnings, end of period	$45.7	$24.0	$45.7	$24.0

Earnings per Class A Subordinate Voting or Class B Share (note 7)
Basic	$0.16	$0.26	$0.84	$1.06
Diluted	$0.16	$0.25	$0.80	$0.96
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 7)
Basic	48.8	48.2	48.5	48.2
Diluted	48.8	63.7	63.4	63.7

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month periods ended September 30,		Nine month periods ended September 30,

	2003	2002	2003	2002

		(Unaudited)	(Unaudited)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$8.3	$12.9	$41.8	$52.3
Items not involving current cash flows	28.8	29.9	97.3	90.9

	37.1	42.8	139.1	143.2
Change in non-cash working capital	(95.9)	0.6	(99.3)	89.4

	(58.8)	43.4	39.8	232.6

INVESTMENT ACTIVITIES
Fixed asset additions	(29.7)	(34.6)	(86.8)	(87.4)
Increase in investments and other assets	(5.4)	(1.4)	(10.5)	(2.1)
Proceeds from disposition of fixed assets and other	0.1	0.3	0.2	2.8

	(35.0)	(35.7)	(97.1)	(86.7)

FINANCING ACTIVITIES
Increase in bank indebtedness	57.2	24.2	30.3	31.7
Repayments of long-term debt and other long-term liabilities	(1.8)	(3.7)	(5.3)	(3.3)
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(2.4)	(12.4)	(7.2)
Dividends on Convertible Series Preferred Shares	(2.8)	(2.8)	(8.4)	(5.6)
Issue of Class A Subordinate Voting Shares (note 6)	1.4	0.1	7.9	0.1

	49.0	15.4	12.1	15.7

Effect of exchange rate changes on cash and cash equivalents	(0.7)	(2.6)	9.8	3.0

Net (decrease) increase in cash and cash equivalents during the period	(45.5)	20.5	(35.4)	164.6
Cash and cash equivalents, beginning of period	251.4	221.2	241.3	77.1

Cash and cash equivalents, end of period	$205.9	$241.7	$205.9	$241.7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at September 30, 2003 and for the three and nine month periods ended September 30, 2003 and 2002 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 annual consolidated financial statements included in the Company's 2002 Annual Report to shareholders.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements as included in the Company's 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2003, and the results of operations and cash flows for the three and nine month periods ended September 30, 2003 and 2002.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	CHANGE IN ACCOUNTING POLICY FOR GOODWILL

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $35.7 million, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interior Europe, Closure and Interior North America reporting segments, respectively. The total goodwill writedown was charged against January 1, 2002 opening retained earnings.

5.	CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

In February 2003, the CICA issued Accounting Guideline No. 14, Disclosure of Guarantees ("AcG-14"). Consistent with AcG-14, the Company has provided disclosure about guarantees as required for interim periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

6.	CAPITAL STOCK
Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (i) (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,210,500
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares (i),(ii)	Unlimited	6,301,515
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

(i)

On August 25, 2003, Magna International Inc. (Magna) exercised its right to convert 39,500 Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company.

(ii)

The stated value of Class A Subordinate Voting Shares increased by $1.4 million and $7.9 million during the three and nine month periods ended September 30, 2003, respectively, representing 88,147 shares and 558,562 shares, respectively, issued to fund the Company's Employee Equity Participation and Profit Participation Program.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at September 30, 2003 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at September 30, 2003	6,301,515
Class B Shares outstanding as at September 30, 2003	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,095,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,648,775

66,797,228

The number of shares reserved to be issued for stock options is 5,995,000 Class A Subordinate Voting Shares of which 2,900,000 are reserved but unoptioned at September 30, 2003. The total number of shares issued from exercised stock options, from the inception date of the plan, is 5,000. The total number of options to purchase Class A Subordinate Voting Shares that have been cancelled, from the inception of the plan, is 131,000. The total number of options to purchase Class A Subordinate Voting Shares that have expired, from the inception of the plan, is 4,000.

7.	EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share for the three and nine month periods ended September 30, 2003 and 2002.

	Three month periods ended September 30,		Nine month periods ended September 30,

	2003	2002	2003	2002

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$8.0	$12.4	$40.9	$51.0

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.8	48.2	48.5	48.2

Basic earnings per Class A Subordinate Voting or Class B Share	$0.16	$0.26	$0.84	$1.06

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$8.0	$12.4	$40.9	$51.0

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	-	2.9	9.1	8.6
Financing charge on Convertible Series Preferred Shares	-	0.5	0.9	1.3

	$8.0	$15.8	$50.9	$60.9

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.8	48.2	48.5	48.2
Convertible Series Preferred Shares	-	14.9	14.9	14.9
Stock options	-	0.6	-	0.6

	48.8	63.7	63.4	63.7

Diluted earnings per Class A Subordinate Voting or Class B Share	$0.16	$0.25	$0.80	$0.96

For the three month period ending September 30, 2003, diluted earnings per Class A Subordinate Voting or Class B Share excludes 2,530,000 incentive stock options in the money during the period and 2,210,500 Convertible Series Preferred Shares, which are both anti-dilutive, and therefore not included in the above earnings per share calculation.

For the nine month period ending September 30, 2003, diluted earnings per Class A Subordinate Voting or Class B Share exclude the 3,095,000 incentive stock options which were not in the money during the period.

8.	STOCK-BASED COMPENSATION
(a)

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report. The following is a continuity schedule of options outstanding:

Canadian dollar options

	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000
Cancelled	(10,000)	Cdn.$	21.00	(4,000)
Vested	-		-	338,000

Outstanding at September 30, 2003	1,710,000	Cdn.$	21.92	975,000

U.S. dollar options

	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000
Cancelled	(20,000)	U.S.$	13.70	(8,000)
Cancelled	(30,000)	U.S.$	16.40	(6,000)
Vested	-		-	247,000

Outstanding at September 30, 2003	1,385,000	U.S.$	14.35	820,000

(b)

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three month periods ended September 30,		Nine month periods ended September 30,

	2003	2002	2003	2002

Risk free interest rate	-	4.14%	-	4.14% -
				5.27%
Expected dividend yield	-	1.20%	-	1.20%
Expected volatility	-	37%	-	26% - 37%
Expected time until exercise	-	5 years	-	5 years

For the three and nine month periods ending September 30, 2003 no options were granted under the Company's Incentive Stock Option Plan.

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three and nine month periods ended September 30, 2003 and 2002 would have been:

	Three month periods ended September 30,		Nine month periods ended September 30,

	2003	2002	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$7.9	$11.7	$40.7	$50.2

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.16	$0.24	$0.84	$1.04
Diluted	$0.16	$0.24	$0.80	$0.94

The weighted average fair value of options granted subsequent to January 1, 2002 and outstanding during the three and nine month periods ending September 30, 2003 was $5.62 per option. The weighted average fair value of the 605,000 options granted during the three month period ending September 30, 2002 was $5.71 per option and the weighted average fair value of the 675,000 options granted during the nine month period ending September 30, 2002 was $5.71 per option.

9.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 Convertible Series Preferred Shares is presented as current liabilities. The Series 1 Convertible Series Preferred Shares are retractable by Magna International Inc. at their carrying value of $108,550,000, together with all declared and unpaid dividends, after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The liability amount for Series 2 Convertible Series Preferred Shares is presented as long-term liabilities, as they are not retractable by Magna until after December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The Series 1 and 2 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.

10.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended September 30, 2003			Three month period ended September 30, 2002

	Total Sales	Operating income	Fixed assets, net	Total Sales	Operating income	Fixed assets, net

Interior Systems
North America	$483.5	$13.0	$245.5	$420.5	$19.7	$208.2
Europe	361.4	3.7	168.4	321.1	0.2	167.8

Closure Systems	224.8	3.1	106.7	190.9	6.7	87.6

Corporate, other and intersegment eliminations	(0.6)	0.2	0.7	(0.9)	-	0.2

Total reportable segments	$1,069.1	$20.0	521.3	$931.6	$26.6	463.8
Current assets			1,345.9			1,142.0
Goodwill, future tax and other assets			205.5			201.0

Consolidated total assets			$2,072.7			$1,806.8

	Nine month period ended September 30, 2003			Nine month period ended September 30, 2002

	Total Sales	Operating income	Fixed assets, net	Total Sales	Operating income	Fixed assets, net

Interior Systems
North America	$1,384.6	$48.5	$245.5	$1,319.1	$80.1	$208.2
Europe	1,134.3	6.0	168.4	887.0	5.2	167.8

Closure Systems	716.7	34.8	106.7	602.4	24.4	87.6

Corporate, other and intersegment eliminations	(2.7)	0.8	0.7	(1.6)	(3.3)	0.2

Total reportable segments	$3,232.9	$90.1	521.3	$2,806.9	$106.4	463.8
Current assets			1,345.9			1,142.0
Goodwill, future tax and other assets			205.5			201.0

Consolidated total assets			$2,072.7			$1,806.8

Effective January 2003, the Company's Closure operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closure segment, beginning January 2003 is reported on a global basis. All comparative period amounts have been restated to conform to the current period presentation.

11.	DEBT AND COMMITMENTS

During the three month period ending September 30, 2003, the Company entered into an operating lease agreement for vehicle parts tooling ("tooling"). The lease facility provides for the funding of the tooling costs in tranches prior to December 31, 2003 with a commitment to fund up to approximately $39 million of tooling with lease payments being paid over five years from the lease commencement date. The lease will commence when all tooling costs are funded which will be on or prior to December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three and nine month periods ended September 30, 2003 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2003 and the audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2002, as included in the 2002 Annual Report. All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including closure modules that focus on system integration activities for door, midgate and tailgate modules and closure mechanisms including latching systems, glass moving systems, power systems and wiper systems. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, the Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. Effective January 2003, the Company's Closure operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closure segment, beginning January 2003 is reported on a global basis. As a result, the Company has presented the Closure business as one reportable business segment to reflect the new global approach for segment wide growth. The Company's Interior segment continues to be segregated between North America and Europe. For the three month period ended September 30, 2003, the Company's Interior segment accounted for approximately 79% and 84% of the Company's consolidated sales and operating income, and the Company's Closure segment accounted for approximately 21% and 15% of the Company's consolidated sales and operating income. Corporate income increased the Company's consolidated operating income for the three month period ended September 30, 2003 by approximately 1%.

The following are the highlights of the third quarter of 2003:
•	Total sales increased $137 million, or by 15% to $1,069 million compared to $932 million for the third quarter of 2002;
•

Average content per vehicle increased in both North America and Europe due to increased market penetration and the positive impact of foreign exchange translation on sales. New products launched during the third quarter of 2003 included the complete seats, headliner and interior trim for the Ford Freestar and the Mercury Monterey, the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, the window regulators for the Chrysler Minivan, and the instrument panel, console, door panels and other interior trim for the BMW 6 Series;

•

Higher start-up costs at both new and existing facilities launching new products in the second half of 2003 and early in the first quarter of 2004. In addition to the products launched in the third quarter of 2003, new products, launching over the next four months include the instrument panel and seat tracks for the Chevrolet Colorado/GMC Canyon, the complete seats, headliner and instrument panel for the GM Equinox, the cargo management and other interior trim for the BMW X3 and the complete seats for the VW Portaro;

•

North American light vehicle production was approximately 3.7 million units, representing a 3% decrease from the third quarter of 2002. Western European vehicle production remained relatively flat at approximately 3.6 million units;

•

The OEMs in both North America and Europe continue to offer various price and financing incentives to their customers. As a result, the Company's pricing to its OEM customers has been under pressure resulting in higher price reductions in the third quarter of 2003 compared to the third quarter of the prior year; and

•	Operating income was $20.0 million compared to $26.6 million in the third quarter of 2002.

2003 OUTLOOK

For the full year, North American light vehicle production volumes are expected to decrease to approximately 15.9 million units from 16.3 million units in 2002. Western Europe production volumes are expected to decrease to approximately 16.0 million units compared to 16.3 million units in 2002. Full year average content per vehicle is expected to increase 16% to 18% in North America and 24% to 26% in Western Europe for the full year 2003 compared to 2002. Based on these production volume estimates, product mix and foreign exchange rate assumptions and tooling and engineering sales estimates, 2003 total sales are expected to be between $4.40 billion and $4.45 billion.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•	An economic downturn could reduce or eliminate the Company's profitability;
•	Increasing price reduction pressures from the Customer could reduce profit margins;
•	The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers;
•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British Pound and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and increased labour redundancies, employee benefit and severance costs in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, as well as certain other risks associated with doing business abroad, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage.

RESULTS OF OPERATIONS

Impact of Foreign Currency Translation - Average Foreign Exchange Rates

	Three month periods ended September 30,			Nine month periods ended September 30,

	2003	2002	Change	2003	2002	Change

1 Canadian dollar equals U.S. dollars	0.7245	0.6397	13.3%	0.7012	0.6371	10.1%
1 euro equals U.S. dollars	1.1244	0.9837	14.3%	1.1121	0.9273	19.9%
1 British Pound equals U.S. dollars	1.6087	1.5486	3.9%	1.6105	1.4794	8.9%

The Company's results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. As a result of the significant strengthening in the functional currencies noted above, third quarter 2003 sales and operating income have increased by approximately $72 million and $1 million respectively from the third quarter of 2002. The year to date sales and operating income have increased by approximately $243 million and $3 million respectively from the nine month period of 2002. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended September 30, 2003 and 2002

Sales (in millions, except average dollar content per vehicle)

	Three month periods ended September 30,

	2003	2002

Vehicle production volumes
North America	3.7	3.8
Europe	3.6	3.6

Average dollar content per vehicle
North America	$162	$136
Europe	$100	$87

Production sales - Interior Systems
North America	$416.0	$371.7
Europe	327.8	279.7
Production sales - Closure Systems	216.4	183.0

	960.2	834.4

Tooling and engineering sales	108.9	97.2

Total sales	$1,069.1	$931.6

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 12% to $416.0 million for the third quarter of 2003 compared to $371.7 million for the third quarter of 2002, primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar and the increase in average dollar content per vehicle. The increase in average dollar content per vehicle was attributable to new product launches including the complete seats, headliner and interior trim for the Ford Freestar and the Mercury Monterey, the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot and the door panels for the Chevrolet Malibu, in the third quarter of 2003 and the complete seats for the Chrysler Pacifica in the first quarter of 2003 and the complete seats and overhead system for the Saturn ION in the fourth quarter of 2002. These increases were offset by a 3% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs and by customer price reductions.

Europe:  European production sales for the Interior business increased 17% to $327.8 million for the third quarter of 2003 compared to $279.7 million for the third quarter of 2002. This growth was primarily attributable to the strengthening of the euro and British Pound relative to the U.S. dollar and to the increase in average dollar content per vehicle as a result of new product launches in the third quarter of 2003 including the instrument panel, door panels, console and other interior trim for the BMW 6 Series and new products launched in the first quarter of 2003 and the fourth quarter of 2002 including the instrument panel, console and door panels for the new Jaguar XJ Series, door panels for the Toyota Avensis and the cockpit module for the Nissan Micra.

Production Sales - Closure Systems:

Production sales for the Closure business increased 18% to $216.4 million for the third quarter of 2003 from $183.0 million for the third quarter of 2002. This growth was primarily due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar, and the increase in average dollar content per vehicle as a result of new product launches in the third quarter of 2003 including window regulators for the Chrysler Minivan, and other new products launched in the first quarter of 2003 and the fourth quarter of 2002. These increases were partially offset by a 3% decrease in North American vehicle production volumes including lower volumes on certain of the Company's high content programs and by customer price reductions.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales increased 12% to $108.9 million from $97.2 million for the third quarter of 2002. Tooling and engineering sales increased by $11.2 million to $100.6 million in the Interior business and increased by $0.5 million to $8.3 million in the Closure business for the third quarter of 2003 compared to the third quarter of 2002.

Gross Margin

	Three month periods ended September 30,

	2003	2002

Gross margin	$118.7	$112.1

Gross margin as a percentage of total sales	11.1%	12.0%

Gross margin as a percentage of sales decreased from 12.0% to 11.1% as a result of customer price reductions, higher than expected launch costs on significant new business that commenced production during the third quarter, higher costs associated with new facilities launching new products during the second half of 2003 and early in the first quarter of 2004, and lower vehicle production volumes on certain of the Company's high content programs. These decreases have been partially offset by lower net engineering costs.

Operating Income

	Three month periods ended September 30,

	2003	2002

Gross margin	$118.7	$112.1
Less:
Depreciation and amortization	26.1	22.5
Selling, general and administrative	57.4	48.8
Affiliation and social fees	15.2	14.2

Operating income	$20.0	$26.6

Depreciation and amortization as a percentage of total sales	2.4%	2.4%

Selling, general and administrative expenses as a percentage of total sales	5.4%	5.2%

Depreciation and amortization:  Depreciation and amortization expense increased by $3.6 million to $26.1 million for the third quarter of 2003 from $22.5 million for the third quarter of 2002. This was attributable to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the Canadian dollar, euro, and British Pound relative to the U.S. dollar, which had the effect of increasing U.S. dollar reported depreciation and amortization expense in the third quarter of 2003 compared to the third quarter of 2002. This was partially offset by lower depreciation expense in the third quarter of 2003 compared to the third quarter of 2002 as a result of the impairment loss on long-lived assets recognized in the fourth quarter of 2002.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $8.6 million to $57.4 million for the third quarter of 2003 from $48.8 million for the third quarter of 2002. This increase is primarily a result of the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense, costs associated with start-up facilities in North America and Europe, and the incremental costs associated with the increase in production sales. As a percentage of total sales, SG&A increased to 5.4% for the third quarter of 2003 compared to 5.2% for the third quarter of 2002.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the third quarter of 2003 were $15.2 million reflecting an increase of $1.0 million compared to $14.2 million expensed in the third quarter of 2002. The increase in fees is reflective of the increase in sales in the third quarter of 2003 compared to the third quarter of 2002, partially offset by the stepdown of the affiliation fee rate to 1% on annual sales in excess of $3.0 billion as provided under the terms of the Company's affiliation agreement with Magna.

Operating Income

	Three month periods ended September 30,

	2003	2002

Interior Systems
North America	$13.0	$19.7
Europe	3.7	0.2
Closure Systems	3.1	6.7
Corporate	0.2	-

Operating income	$20.0	$26.6

Operating Income - Interior Systems:

North America:  Operating income for the North American Interior business decreased by $6.7 million to $13.0 million for the third quarter of 2003 from $19.7 million for the third quarter of 2002. The negative impact was primarily due to customer price reductions, higher than expected launch costs, higher costs associated with new facilities launching new products during the second half of 2003 and early in the first quarter of 2004, a 3% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs, increased depreciation and amortization expense, and increased SG&A costs and affiliation fees associated with the increase in sales. These decreases have been partially offset by increased production sales from new product launches and the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe:  Operating income for the European Interior business increased by $3.5 million from $0.2 million for the third quarter of 2002 to $3.7 million for the third quarter of 2003. The increase was attributable to lower net engineering costs, and by the strengthening of the euro and British Pound relative to the U.S dollar which had the effect of increasing U.S dollar reported operating income. These increases have been partially offset by increased start up costs associated with new products, the strengthening of the euro and British pound relative to the U.S. dollar which magnified operating losses at certain European operations on translation to the Company's U.S. dollar reporting currency, increased depreciation and amortization expense, and increased SG&A costs and affiliation fees associated with the increase in sales.

Operating Income - Closure Systems

Operating income for the Closure business decreased by $3.6 million to $3.1 million in the third quarter of 2003 from $6.7 million in the third quarter of 2002. Operating income was negatively impacted by a 3% decrease in North American light vehicle production volumes including lower volumes on certain of the Company's high content programs, customer price reductions, increased costs associated with the launch of new products during the third quarter of 2003, increased SG&A costs and affiliation fees associated with the increase in sales, increased depreciation and amortization expense, and the strengthening of the euro to the U.S. dollar which had the effect of increasing operating losses at certain European operations. These negative impacts were partially offset by the strengthening of the Canadian dollar and euro relative to the U.S. dollar which increased the Company's reported U.S. dollar operating income, increased sales from new product launches and operating improvements at certain European operations.

Operating Income - Corporate

Operating income for corporate for the third quarter of 2003, remained relatively flat at $0.2 million compared to a nil balance for the comparable period.

Other Items

	Three month periods ended September 30,

	2003	2002

Operating income	$20.0	$26.6
Interest expense (income), net	0.3	(1.2)
Amortization of discount on Convertible Series Preferred Shares	3.1	2.9
Equity loss	0.3	-

Income before income taxes and minority interest	16.3	24.9
Income taxes	8.1	11.7
Minority interest	(0.1)	0.3

Net income	8.3	12.9
Financing charge on Convertible Series Preferred Shares	0.3	0.5

Net income attributable to Class A Subordinate Voting and Class B Shares	$8.0	$12.4

Interest expense, net:  The Company's interest expense for the third quarter of 2003 increased $1.5 million to $0.3 million compared to interest income of $1.2 million for the third quarter of 2002, primarily a result of interest income on a tax refund received in the third quarter of 2002 and due to lower interest income earned on cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $3.1 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the third quarter of 2003 compared to $2.9 million in the third quarter of 2002.

Income taxes:  The effective tax rate on income before income taxes and minority interest was approximately 50% for the third quarter of 2003 as compared to 47% for the third quarter of 2002. The increase was the result of higher tax losses not benefited and the impact of amortization of the discount on the Convertible Series Preferred Shares.

Net income:  Net income for the third quarter of 2003 was $8.3 million as compared to $12.9 million for the third quarter of 2002. The decrease was attributable to lower operating income resulting from increased customer price reductions, increased start up costs for both new and existing facilities launching new products in the second half of 2003 and early in the first quarter of 2004, a 3% reduction in North American light vehicle production volumes including lower vehicle volumes on certain of the Company's high content programs, increased depreciation and amortization expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales, higher interest expense and the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing operating losses at certain European operations. This was partially offset by increased sales from new product launches, lower net engineering costs, operating efficiencies at certain European operations, and the strengthening of the Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income.

Financing charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $0.3 million for the third quarter of 2003 compared to $0.5 million for the third quarter of 2002.

Earnings Per Share

	Three month periods ended September 30,

	2003	2002

Earnings per Class A Subordinate Voting or Class B Share (US $)
Basic	$0.16	$0.26
Diluted	$0.16	$0.25

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.8	48.2
Diluted	48.8	63.7

Diluted earnings per Class A Subordinate Voting or Class B Share for the third quarter of 2003 was $0.16 compared to $0.25 for the third quarter of 2002. The decrease in diluted earnings per Class A Subordinate Voting or Class B Share is a result of lower net income for the third quarter of 2003 compared to the third quarter of 2002.

On August 25, 2003, Magna International Inc. (Magna) exercised its options to convert 39,500 Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares of the Company. The Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly Magna received 261,762 Class A Subordinate Voting Shares of the Company. This conversion had no impact on the diluted earnings per Class A Subordinate Voting or Class B Share.

Overview of Nine Month Periods Ended September 30, 2003 and 2002

Sales (in millions, except average dollar content per vehicle)

	Nine month periods ended September 30,

	2003	2002
Vehicle production volumes
North America	12.0	12.5
Europe	12.3	12.2

Average dollar content per vehicle
North America	$151	$133
Europe	$92	$73

Production sales - Interior Systems
North America	$1,253.1	$1,185.0
Europe	1,008.2	790.5
Production sales - Closure Systems	679.0	570.5

	2,940.3	2,546.0

Tooling and engineering sales	292.6	260.9

Total sales	$3,232.9	$2,806.9

Production Sales - Interior Systems:

North America: North American production sales for the Interior business increased 6% to $1,253.1 million for the nine month period ended September 30, 2003 compared to $1,185.0 million for the nine month period ended September 30, 2002. This growth was primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar and to new product launches as measured by the Company's higher average content per vehicle. New product launches included the complete seats, headliner and interior trim for the Ford Freestar and the Mercury Monterey, the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot and the door panels for the Chevrolet Malibu in the third quarter of 2003, the complete seats for the Chrysler Pacifica in the first quarter of 2003 and the complete seats and overhead system for the Saturn ION in the fourth quarter of 2002. The increases were offset by a 4% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs, and by customer price reductions.

Europe: European production sales for the Interior business increased 28% to $1,008.2 million for nine month period ended September 30, 2003 compared to $790.5 million for the nine month period ended September 30, 2002. This growth was primarily attributable to the strengthening of the euro and British Pound relative to the U.S. dollar and to the increased average dollar content per vehicle as a result of new product launches in the third quarter of 2003 including the instrument panel, door panels, console and other interior trim for the BMW 6 Series and new products launched in the first quarter of 2003 and the fourth quarter of 2002, including the instrument panel, console and door panels for the new Jaguar XJ series, door panels for the Toyota Avensis and the cockpit module for the Nissan Micra.

Production Sales - Closure Systems:

Production sales for the Closure business increased 19% to $679.0 million for the nine month period ended September 30, 2003 from $570.5 million for the nine month period ended September 30, 2002. The increase in production sales was primarily due to the strengthening of the euro and the Canadian dollar relative to the U.S. dollar and the increase in average dollar content per vehicle as a result of new products launched in the third quarter of 2003 including window regulators for the Chrysler Minivan, and other new products launched in the first quarter of 2003 and the fourth quarter of 2002. These increases have been partially offset by a 4% decrease in North American light vehicle production volumes and lower volumes on certain of the Company's high content programs and by customer price reductions.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the nine month period ended September 30, 2003 increased 12% to $292.6 million from $260.9 million for the nine month period ended September 30, 2002. Tooling and engineering sales increased by $25.9 million to $254.9 million in the Interior business and increased by $5.8 million to $37.7 million in the Closure business for the nine month period ended September 30, 2003.

Operating Income

	Nine month periods ended September 30,

	2003	2002

Interior Systems
North America	$48.5	$80.1
Europe	6.0	5.2
Closure Systems	34.8	24.4
Corporate	0.8	(3.3)

Operating Income	$90.1	$106.4

Operating Income - Interior Systems

North America: Operating income for the North American Interior business decreased by $31.6 million to $48.5 million for the nine month period ended September 30, 2003 from $80.1 million for the nine month period ended September 30, 2002. The decrease in operating income was primarily due to higher than expected launch costs during the third quarter, increased costs associated with new facilities launching new products in the second half of 2003 and early in the first quarter of 2004, customer price reductions, a 4% decline in North American light vehicle volumes, including lower vehicle volumes on certain of the Company's high content programs, increased depreciation and amortization expense and increased SG&A costs and affiliation fees associated with the increase in sales. These decreases have been partially offset by increased production sales from new product launches and the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe: Operating income for the European Interior business increased by $0.8 million from $5.2 million for the nine month period ended September 30, 2002 to $6.0 million for the nine month period ended September 30, 2003. The increase is attributable to increased volumes on specific customer platforms and by the strengthening of the euro and the British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income. These increases are partially offset by start up costs associated with new products, increased depreciation and amortization expense, increased SG&A costs and affiliation fees associated with the increase in sales and by the strengthening of the euro and the British Pound relative to the U.S. dollar which had the effect of, magnifying operating losses on translation to the Company's U.S. dollar reporting currency.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $10.4 million from $24.4 million in the nine month period ended September 30, 2002 to $34.8 million in the nine month period ended September 30, 2003. The increased operating income was due primarily to increased sales from new product launches, the strengthening of the Canadian dollar relative to the U.S. dollar, and operating improvements at certain European operations. These increases were partially offset by a 4% decline in North American light vehicle volumes, including lower vehicle volumes on certain of the Company's high content programs, customer price reductions, increased costs associated with the launch of new products during the third quarter of 2003, increased SG&A costs and affiliation fees associated with the increase in production sales and the strengthening of the euro to the U.S. dollar which had the effect of increasing operating losses at certain European operations.

Operating Income - Corporate

The operating income for corporate increased by $4.1 million from an operating loss of $3.3 million for the nine month period ended September 30, 2002 to operating income of $0.8 million for the nine month period ended September 30, 2003 as a result of additional costs being charged to the Company's operating segments.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended September 30, 2003 and 2002

Cash from Operating Activities

	Three month periods ended September 30,

	2003	2002

Net income	$8.3	$12.9
Items not involving current cash flows	28.8	29.9

	37.1	42.8
Change in non-cash working capital	(95.9)	0.6

	$(58.8)	$43.4

During the third quarter of 2003, cash from operations before changes in working capital decreased by $5.7 million to $37.1 million from $42.8 million for the third quarter of 2002. The decrease was a result of a decrease in net income of $4.6 million and a decrease in non-cash items of $1.1 million. The $95.9 million of cash invested in working capital during the third quarter of 2003 is the result of a $61.1 million increase in accounts receivable, a $21.3 million increase in inventories and a $13.5 million decrease in accounts payable and accrued liabilities. The increase in non-cash working capital is primarily attributable to the launch of new products and the timing of receipt of customer payments.

Investment Activities

	Three month periods ended September 30,

	2003	2002

Fixed assets additions	$(29.7)	$(34.6)
Investments and other asset additions	(5.4)	(1.4)
Proceeds from disposition of fixed assets and other	0.1	0.3

	$(35.0)	$(35.7)

Cash used for fixed assets, investment and other asset spending was $35.1 million and $36.0 million for the third quarters of 2003 and 2002, respectively reflecting the Company's continuing investment program to support new and replacement production programs. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $0.1 million and 0.3 million for the three month periods ended September 30, 2003 and 2002, respectively.

Financing Activities

	Three month periods ended September 30,

	2003	2002

Increase in bank indebtedness	$57.2	$24.2
Repayments of long-term debt and other long-term liabilities	(1.8)	(3.7)
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.8)	(2.8)
Issue of Class A Subordinate Voting Shares	1.4	0.1

	$49.0	$15.4

Cash generated from financing activities was $49.0 million for the third quarter of 2003 compared to $15.4 million for the third quarter of 2002. Cash generated from financing activities for the third quarter of 2003 included increases in bank indebtedness, net of repayments of long-term debt and other long-term liabilities of $55.4 million. Cash generated from financing activities for the third quarter of 2002 included increases in bank indebtedness, net of repayments of long-term debt and other long-term liabilities of $20.5 million. Dividends paid during the third quarter of 2003 and the third quarter of 2002 were $5.0 million and $2.4 million, respectively, in respect of Class A Subordinate Voting and Class B Shares representing a $0.05 per share increase in the dividend paid for each Class A Subordinate Voting and Class B Shares. In respect of the Convertible Series Preferred Shares, $2.8 million was paid out in the third quarter of 2003 and 2002. In addition, in the third quarter of 2003, 88,147 Class A Subordinate Voting Shares were issued for total proceeds of $1.4 million to fund the Company's Employee Equity and Profit Participation Program. Cash generated from financing activities for the third quarter of 2002 included $0.1 million of proceeds as a result of the exercise of stock options for Class A Subordinate Voting Shares.

Nine Month Periods Ended September 30, 2003 and 2002

Cash from Operating Activities

	Nine month periods ended September 30,

	2003	2002

Net income	$41.8	$52.3
Items not involving current cash flows	97.3	90.9

	139.1	143.2
Change in non-cash working capital	(99.3)	89.4

	$39.8	$232.6

During the nine month period ended September 30, 2003, cash generated from operations before changes in working capital decreased by $4.1 million to $139.1 million from $143.2 million for the nine month period ended September 30, 2002. The decrease was a result of a decrease in net income of $10.5 million partially offset by an increase in non-cash items of $6.4 million including higher depreciation expense. The $99.3 million of cash invested in working capital during the nine month period ended September 30, 2003 is the result of a $116.2 million increase in accounts receivable and a $84.2 million increase in inventories offset by a $101.1 million increase in accounts payable and accrued liabilities. The increase in accounts receivable, inventories and accounts payable and accrued liabilities, is primarily due to increased sales from new programs launched late in 2002 and in the first nine months of 2003, increased tooling sales and the timing of receipt of customer payments.

Investment Activities

	Nine month periods ended September 30,

	2003	2002

Fixed asset additions	$(86.8)	$(87.4)
Investment and other asset additions	(10.5)	(2.1)
Proceeds from disposition of fixed assets and other	0.2	2.8

	$(97.1)	$(86.7)

Cash used for investment activities during the nine month period ended September 30, 2003 increased to $97.1 million compared to $86.7 million during the nine month period ended September 30, 2002. Cash used for fixed and other asset spending was $97.3 million and $89.5 million for the nine month periods ended September 30, 2003 and 2002, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $0.2 million and $2.8 million during the nine month periods ended September 30, 2003 and 2002 respectively.

Financing Activities

	Nine month periods ended September 30,

	2003	2002

Increase in bank indebtedness	$30.3	$31.7
Repayments of long-term debt and other long-term liabilities	(5.3)	(3.3)
Dividends on Class A Subordinate Voting and Class B Shares	(12.4)	(7.2)
Dividends on Convertible Series Preferred Shares	(8.4)	(5.6)
Issue of Class A Subordinate Voting Shares	7.9	0.1

	$12.1	$15.7

Cash generated from financing activities was $12.1 million for the nine month period ended September 30, 2003 compared to $15.7 million for the nine month period ended September 30, 2002. Cash generated from financing activities for the nine month period ended September 30, 2003 included increases in bank indebtedness, net of repayments of long-term debt and other long-term liabilities of $25.0 million. Cash generated from financing activities for the nine month period ended September 30, 2002 included increases in bank indebtedness, net of repayments of long-term debt and other long-term liabilities of $28.4 million. Dividends paid during the nine month periods ended September 30, 2003 and 2002 were $12.4 million and $7.2 million, respectively in respect of the Class A Subordinate Voting and Class B Shares. Dividends paid during the nine month periods ended September 30, 2003 and 2002 were $8.4 million and $5.6 million, respectively in respect of the Convertible Series Preferred Shares. In addition, 558,562 of Class A Subordinate Voting Shares were issued for total proceeds of $7.9 million to fund the Company's Employee Equity and Profit Participation Program.

Unused and Available Financing Resources

Cash on hand decreased to $205.9 million at September 30, 2003 from $241.3 million at December 31, 2002. At September 30, 2003, the Company had credit facilities of $498.3 million, of which $362.6 million are unused and available. $299.2 million of the unused and available facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. As at September 30, 2003, $50.8 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's September 30, 2003 consolidated balance sheet.

During the three month period ending September 30, 2003, the Company entered into an operating lease agreement for vehicle parts tooling ("tooling"). The lease facility provides for the funding of the tooling costs in tranches prior to December 31, 2003 with a commitment to fund up to approximately $39 million of tooling with lease payments being paid over five years from the lease commencement date. The lease will commence when all tooling costs are funded which will be on or prior to December 31, 2003.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. During the remainder of 2003, the Company will continue to incur design, engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during 2004 through to 2006.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of all unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

Capital and investment spending for existing businesses and projects is expected to range between $130 million and $150 million for 2003. The majority of capital spending in 2003 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2003 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2003. Cash used in operating activities totalled $58.8 million for the three month period ended September 30, 2003 compared to cash from operating activities of $43.4 million for the three month period ended September  2002.

Guarantees

In February of 2003, the CICA approved an Accounting Guideline, AcG-14, "Disclosure of Guarantees " (AcG-14"). The guidelines require financial statement disclosures to be made by a guarantor about its obligations under guarantees. The Guideline is applicable for interim and annual periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.